SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 23, 2003
 Instrumentarium Corporation
 (Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

Enclosure:	INSTRUMENTARIUM INTERIM REPORT FOR JANUARY—JUNE 2003

SIGNATURES
INSTRUMENTARIUM INTERIM REPORT FOR JANUARY—JUNE 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: July 23, 2003	By:	/s/

Matti Salmivuori Chief Financial Officer

Date: July 23, 2003	By:	/s/

Juhani Lassila Group Treasurer

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INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY—JUNE 2003

Instrumentarium’s operating profit before non-recurring items and amortization of goodwill increased for the first half of the year. The strengthening of the euro slowed the increase in net sales.

•	Net sales EUR 491.6 million (for 2002 period: EUR 489.5 million)

•	Operating profit before non-recurring items and amortization of goodwill EUR 62.0 million (EUR 54.3 million)

•	Income before extraordinary items EUR 49.4 million (EUR 51.1 million)

•	Earnings per share EUR 0.67 (EUR 0.69)

The combination agreement between Instrumentarium and General Electric

Instrumentarium and General Electric signed a combination agreement on December 18, 2002, under which General Electric offers to purchase all shares and options in Instrumentarium. The tender offer is scheduled to expire on August 29, 2003, unless the offer is discontinued or extended by GE, as provided for in the terms and conditions of the tender offer. The amount offered by GE in the tender offer is EUR 36.00 per share in cash. As provided for in the terms and conditions of the tender offer, the price per share was reduced from the original EUR 40.00 to reflect the payment to shareholders of the special dividend of EUR 4.00. The dividend paid does not affect the price offered for Instrumentarium options. Conditions to closing the transaction include over 80% of the shares being tendered and other customary conditions.

Group net sales and profit

Instrumentarium’s net sales for the first six months of 2003 were EUR 491.6 million (EUR 489.5 million) and were at the level of the same period for the previous year. Net sales in the Anesthesia and Critical Care segment showed clear growth due to the Spacelabs Medical acquisition, as well as due to significant project sales during the first half of the year by Medko Medical. Net sales in the Medical Equipment segment were slightly lower than for the corresponding period in the previous year. Net sales of diagnostic imaging equipment were lower than in the previous year, but net sales of infant care products showed clear growth. Growth in group net sales was slowed by the inclusion of sales for the divested optical retail and hospital furniture businesses in the figures for the previous year. Additionally, the strengthening of the euro relative to the US dollar, by more than 20% on average for the comparable reporting periods, clearly slowed growth in net sales.

Operating profit before non-recurring items and amortization of goodwill was EUR 62.0 million (EUR 54.3 million). Operating profit clearly increased in both the Anesthesia and Critical Care segment and the Medical Equipment segment. The positive impact of the businesses divested in 2002

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in the figures of the comparable period slowed down the growth of the group operating profit in the first half of this year. Other operating income was a net EUR 3.8 million (EUR 4.3 million).

Income before extraordinary items was EUR 49.4 million (EUR 51.1 million). Non-recurring items were a net EUR 6.0 million negative, compared to positive EUR 3.2 million in the previous year. For the first half of the current year, non-recurring items comprised restructuring and integration costs related to the Spacelabs Medical acquisition. Net financial items were positive at EUR 2.1 million (EUR 1.9 million) due to the positive results of foreign exchange rate hedging.

Income after extraordinary items was EUR 39.5 million (EUR 51.1 million). Extraordinary expenses, net of taxes, were EUR 9.9 million, and incurred from costs related to the combination agreement between Instrumentarium and GE. Earnings per share were EUR 0.67 (EUR 0.69).

Development by business segment

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment increased 19% and totaled EUR 398.1 million (EUR 335.9 million). The growth was due to the Spacelabs Medical acquisition as well as significant project deliveries by Medko Medical during the first half of the year. Medko Medical accounted for slightly over one third of the growth in net sales of the segment.

By product area, highest growth in net sales was in patient monitoring, due to the Spacelabs Medical acquisition. Net sales of service as well as supplies and accessories also grew. Net sales of both integrated anesthesia workstations and stand-alone anesthesia machines were lower than in the previous year, although sales increased when calculated with comparable foreign exchange rates.

By market area, growth in net sales was strongest in North America. In the United States there was clear growth in sales in local currency by all sales channels: anesthesia, critical care, service and accessories. In anesthesia, growth in sales was due mainly to increased sales of anesthesia machines. In critical care, and to some extent also in service and accessory sales, growth was due to the acquisition last year. Also in Europe, net sales as a whole increased, largely due to growth in demand for both Datex-Ohmeda and Spacelabs Medical patient monitoring products. In the Asia-Pacific region, however, net sales were lower than in the previous year. For the Anesthesia and Critical Care segment, North America accounted for 46% of sales, Europe for 33%, the Asia-Pacific region for 11% and the rest of the world for 10%.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 58.7 million (EUR 44.8 million). The improvement in operating profit was primarily due to the increase in sales and relatively slower growth in indirect expenses compared to the growth in sales. Efforts to develop Deio, which offers clinical information management solutions for operating rooms and critical care areas, negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 2.9 million (EUR 5.2 million).

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Medical Equipment

Net sales in the Medical Equipment segment were EUR 93.4 million (EUR 95.4 million), a decrease of 2% compared to the previous year. The increase in net sales at Ohmeda Medical, offering infant care and suction and oxygen therapy products did not fully compensate for the decline in the net sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex.

The combined sales of Instrumentarium Imaging and Soredex were EUR 55.4 million (EUR 63.1 million), which is 12% less than in the previous year. Sales of dental imaging equipment increased slightly but sales of surgical imaging equipment and, in particular, mammography equipment, were lower than in the previous year. The combined profitability of the diagnostic imaging units decreased overall compared to the previous year. The strengthening of the euro versus the U.S. dollar as well as a weaker market situation clearly impacted negatively the diagnostic imaging business.

Ohmeda Medical’s net sales grew 18% to EUR 38.0 million (EUR 32.2 million). The growth in net sales was mainly due to an increase in sales of infant care products and, in particular, due to the success in sales of the Giraffe Incubator and Giraffe OmniBed. Sales volumes of suction and oxygen therapy products also increased somewhat. Operating profit at Ohmeda Medical grew strongly as a result of the increase in sales.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 6.1 million (EUR 4.5 million).

Financing

Net financial items were positive at EUR 2.1 million (EUR 1.9 million) due to a positive result of foreign exchange rate hedging. Interest-bearing net debt totaled EUR 220.5 million (EUR 116.4 million) at the end of the reporting period. Interest-bearing net debt increased by EUR 117.4 million from the beginning of the year. The increase in debt financed the payment of EUR 226.9 million in dividends. Cash generated from operations in the January—June period was EUR 110.5 million (EUR 79.2 million). During the reporting period, working capital was reduced by EUR 55.4 million, primarily through reduction in accounts receivable. Equity ratio was 47% and gearing 50%. The lower equity ratio, compared to that at the end of the previous year, was due to the financing of the dividends, as mentioned above.

Capital expenditure and R&D efforts

Research and development efforts were further increased in anesthesia and critical care as well as in diagnostic imaging. The increased costs in anesthesia and critical care were also due to the Spacelabs Medical acquisition. The Group’s R&D expenses were EUR 41.6 million (EUR 36.5 million). As shares of sales, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 12% for diagnostic imaging and 5% for infant care products.

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The Group’s capital expenditure for the period was EUR 8.3 million (EUR 15.3 million). EUR 5.7 million (EUR 8.7 million) was invested in machinery and equipment, EUR 0.6 million (EUR 3.2 million) in buildings and land and EUR 2.0 million (EUR 3.4 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 19.4 million (EUR 19.6 million).

Own shares

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Authorizations from the Annual General Meeting

The Board of Directors of Instrumentarium Corporation does not have authorizations to decide on the purchase or transfer of the Company’s own shares, or authorization to increase share capital.

Prospects to the year-end

General Electric’s tender offer for all the shares of Instrumentarium commenced on January 14, 2003. The tender offer expires on August 29, 2003, unless it is discontinued or extended by GE as provided for in the terms and conditions of the tender offer. Conditions to closing the transaction include over 80% of the shares being tendered and other customary conditions. On closing of the transaction, the activities of both Instrumentarium and General Electric are to be combined under a detailed integration plan jointly developed by the management of both companies. Until the transaction closes, which is expected during the third quarter of 2003, both companies continue to operate independently and separately from one another.

The strengthening of the euro relative to the U.S. dollar has resulted in slower growth in reported sales during the first half of the year and it is expected that this impact will continue to be seen for the remainder of the year. Overall, the situation for Instrumentarium is stable.

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INCOME STATEMENT	4-6/	4-6/	1-6/	1-6/	Change	1-12/
EUR million	2003	2002	2003	2002	%	2002

Net Sales	243.7	245.5	491.6	489.5	+0	1,126.7
Cost of goods sold	-122.9	-118.1	-245.5	-230.9	+6	-541.9

Gross Profit	120.8	127.4	246.1	258.6	-5	584.8

Selling and marketing expenses	-49.2	-60.6	-99.4	-123.4	-19	-257.0
Research and development expenses	-21.1	-18.8	-41.6	-36.5	+14	-83.4
General and administrative expenses	-23.3	-24.3	-46.9	-48.7	-4	-106.6
Other operating income and expenses, net	3.2	0.2	3.8	4.3	-11	9.3

Operating profit before non-recurring items and amortization of goodwill	30.3	23.9	62.0	54.3	+14	147.1

Non-recurring operating income and expenses, net	-1.2	-0.1	-6.0	3.2		-3.3
Amortization of goodwill	-4.3	-4.2	-8.7	-8.3	+4	-17.4

Operating profit	24.8	19.6	47.3	49.2	-4	126.5

Financing income and expenses, net	1.6	2.3	2.1	1.9	+7	1.7

Income before extraordinary items	26.4	21.9	49.4	51.1	-3	128.1

Extraordinary income and expenses, net	-7.9		-9.9			69.2

Income after extraordinary items	18.5	21.9	39.5	51.1	-23	197.3

Income taxes *	-9.2	-7.8	-17.7	-18.2	-2	-41.7
Minority interest	0.2	0.0	0.5	0.0		0.1

Net income	9.6	14.1	22.3	33.0	-32	155.8

*	Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

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DEVELOPMENT BY BUSINESS
SEGMENT	4-6/	4-6/**	1-6/	1-6/**	Change	1-12/**
EUR million	2003	2002	2003	2002	%	2002

Net sales
Anesthesia and Critical Care	197.5	167.8	398.1	335.9	+19	811.9
Medical Equipment	46.3	50.6	93.4	95.4	-2	203.9
Other *	0.0	27.1	0.1	58.3	-100	110.8

	243.7	245.5	491.6	489.5	+0	1,126.7

Operating profit
Anesthesia and Critical Care	27.7	20.2	58.7	44.8	+31	132.8
Medical Equipment	3.4	2.0	6.1	4.5	+36	12.8
Other *	-0.7	1.7	-2.8	5.1		1.6

	30.3	23.9	62.0	54.3	+14	147.1

Non-recurring items	-1.2	-0.1	-6.0	3.2		-3.3
Amortization of goodwill	-4.3	-4.2	-8.7	-8.3	+4	-17.4

Operating profit	24.8	19.6	47.3	49.2	-4	126.5

*	Group administration and divested operations.

**	Certain prior year balances have been reclassified to conform to the current year presentation.

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BALANCE SHEET	June 30,	June 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

ASSETS
NON-CURRENT ASSETS
Intangible assets
Intangible rights	16.7	4.8	+249	15.5
Goodwill	247.8	246.8	+0	278.7
Other capitalized expenditures	3.7	5.6	-34	4.5

	268.2	257.2	+4	298.8

Tangible assets
Land and water areas	5.2	5.2	+2	5.1
Buildings	53.7	57.2	-6	56.4
Machinery and equipment	34.7	38.3	-9	42.3
Advance payments and assets under construction	2.9	5.4	-46	2.8

	96.6	106.0	-9	106.7

Investments
Shares and holdings in associated companies	0.1	0.3	-65	0.2
Other shares and holdings	15.9	16.1	-1	16.0
Receivables from associated companies	0.1	0.1	+94	0.1
Loans receivable	17.9	19.1	-6	17.9
Treasury shares	4.1	4.1		4.1

	38.1	39.5	-4	38.2

CURRENT ASSETS
Inventories	172.3	165.0	+4	186.7

Deferred tax asset	61.7	13.5	+356	41.0

Receivables
Accounts receivable	252.6	223.1	+13	312.8
Loans receivable	0.7	1.0	-31	1.2
Other receivables	11.3	13.9	-18	23.5
Prepaid expenses and accrued income	22.8	23.5	-3	41.9

	287.4	261.4	+10	379.4

Cash and cash equivalents	25.5	14.5	+75	56.3

TOTAL ASSETS	949.7	857.3	+11	1,107.1

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BALANCE SHEET	June 30,	June 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Share capital	97.1	96.4	+1	97.1
Share premium account	65.5	60.4	+8	65.5
Reserve for treasury shares	4.1	4.1		4.1
Other reserves	3.7	5.0	-27	3.6
Retained earnings	251.1	325.9	-23	325.5
Net income for the period	22.3	33.0	-32	155.8

Total shareholders’ equity	443.8	524.8	-15	651.5

Minority interest	1.0	0.2	+304	1.6

Provisions	5.5			9.7

LIABILITIES

Deferred tax liabilities	27.3	14.7	+85	14.0

Long-term liabilities
Loans from financial institutions	150.5	54.9	+174	31.0
Other long-term liabilities	8.1	6.8	+19	9.4

	158.5	61.6	+157	40.3

Short-term liabilities
Loans from financial institutions	83.3	75.5	+10	126.9
Advance payments	5.5	5.0	+10	8.3
Accounts payable	42.5	43.4	-2	60.0
Other short-term liabilities	31.0	17.5	+77	18.2
Accrued liabilities	151.3	114.5	+32	176.7

	313.7	255.8	+23	390.0

Total liabilities	499.5	332.2	+50	444.4

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	949.7	857.3	+11	1,107.1

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CASH FLOW STATEMENT	4-6/	4-6/	1-6/	1-6/	Change	1-12/
EUR million	2003	2002	2003	2002	%	2002

Cash flow from operating activities
Net income	9.6	14.1	22.3	33.0	-32	155.8
Adjustments to net income	19.2	13.1	50.8	29.5	+72	18.7
Change in working capital	23.1	18.3	55.4	38.0	+46	-6.2

Net cash provided by (used in) operating activities before interests and taxes	51.8	45.5	128.5	100.5	+28	168.3

Interests paid	-1.2	-1.6	-2.5	-3.7	-34	-7.6
Taxes paid	-8.5	-10.8	-15.5	-17.6	-12	-26.3

Net cash provided by (used in) operating activities	42.2	33.2	110.5	79.2	+40	134.3

Cash flow from investing activities
Acquired companies and businesses			0.0			-128.1
Investments in other non-current assets	-3.7	-9.2	-8.3	-15.3	-46	-49.2
Proceeds from disposition of companies and businesses	-16.7	1.3	4.1	18.0	-77	137.7
Proceeds from sale of other non-current assets	2.8	1.0	2.9	2.5	+20	5.7
Increase (-), decrease (+) in short-term investments						0.2
Increase (-), decrease (+) in other long-term investments				0.0	-100	1.1
Professional fees related to combination agreement	-10.6		-16.4			-2.8

Net cash provided by (used in) investing activities	-28.1	-6.9	-17.6	5.2		-35.5

Cash flow after investing activities	14.1	26.3	92.9	84.4	+10	98.8

Cash flow from financing activities
Dividends paid	-226.9	-28.9	-226.9	-28.9		-28.9
Proceeds from issuance of common shares		0.7		0.7		6.4
Increase (+), decrease (-) in short-term debt	60.4	-3.9	-15.4	10.8		53.1
Increase (+), decrease (-) in long-term debt	119.5	-69.0	119.5	-75.2		-95.5

Net cash provided by (used in) financing activities	-47.0	-101.1	-122.8	-92.7	-32	-64.9

Net increase (+), decrease (-) in cash and cash equivalents	-32.9	-74.8	-29.9	-8.3		33.9

Cash and cash equivalents at beginning of period	58.9	90.5	56.3	23.8	+137	23.8
Effect of exchange rate changes on cash	-0.5	-1.1	-1.0	-0.9	-6	-1.4

Cash and cash equivalents at end of period	25.5	14.5	25.5	14.5	+75	56.3

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PER SHARE DATA	June 30,	June 30,	Change	Dec. 31,
EUR	2003	2002	%	2002

Earnings per share	0.67	0.69	-3	1.80
Diluted earnings per share	0.64	0.66	-3	1.74
Shareholders’ equity per share	9.10	10.85	-16	13.48
Adjusted average number of shares (in thousands)
Excluding diluting effect of stock options	48,293	47,957	+1	47,980
Including diluting effect of stock options	50,040	49,982	+0	49,744
Adjusted number of shares at the end of period (in thousands)	48,315	47,984	+1	48,039

NET SALES BY MARKET AREA	1-6/	1-6/	Change	1-12/
EUR million	2003	2002	%	2002

European Union	141.7	186.1	-24	382.5
of which Finland	4.0	48.1	-92	82.1
Rest of Europe	16.8	16.8	+0	37.8
North America	236.5	210.1	+13	532.2
Asia-Pacific	54.0	58.4	-8	123.4
Rest of the world	42.5	18.1	+135	50.7

Total	491.6	489.5	+0	1,126.7

	1-6/	1-6/	Change	1-12/
AVERAGE NUMBER OF EMPLOYEES	2003	2002	%	2002

In Finland	1,295	2,006	-35	1,886
Outside Finland	3,800	3,311	+15	3,764

Total	5,095	5,317	-4	5,650

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COMMITMENTS AND CONTINGENCIES	June 30,	June 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

On behalf of
Instrumentarium	43.7	20.7	+111	46.2
Pension commitments	0.2	0.2	+25	0.3

Total	44.0	20.9	+110	46.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair	Nominal	Fair	Nominal	Fair	Nominal
	value	value	value	value	value	value
	June 30,	June 30,	June 30,	June 30,	Dec. 31,	Dec. 31,
EUR million	2003	2003	2002	2002	2002	2002

Foreign exchange derivatives
Forwards	1.7	158.0	4.8	146.0	11.5	361.6
Options
Purchased	0.1	29.9	0.0	19.2	0.1	40.4
Written	-0.1	29.6	-0.6	19.3	0.0	39.2
Interest rate derivatives
Options
Purchased			0.0	0.7

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this release are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include whether the conditions to the GE transaction are fulfilled so as to permit consummation of the transaction and among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors

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as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2002 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422